UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:    February
28, 2018
of Management Investment Companies           Estimate average
burden hours
                                               per response . . . .
.. 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ----------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-21630	                                  December 31, 2014

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL  X          IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

NT Equity Long/Short Strategies Fund
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4. Address of principal executive office
(number,street,city,state,zip code):

50 South LaSalle Street, Chicago, IL 60603

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of NT Equity Long/Short Strategies Fund:
We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that NT Equity Long/Short Strategies Fund (the "Fund"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 2014. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States), and accordingly, included examining on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2014, and with respect to agreement of security purchases and sales, for the period from June 30, 2014 (the date of our last examination) through December 31, 2014:
1. Confirmation of all investments held by the Fund with the transfer agent or with the underlying fund managers or their representatives, without prior notice to management;

2. Reconciliation of all investments to the books and records of the Fund;

3. Agreement of 5 security purchases and 1 security sale since our last report from the books and records of the Fund to subscription or redemption notices or other notices from the underlying fund manager.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that NT Equity Long/Short Strategies Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2014 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of NT Equity Long/Short Strategies Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
DELOITTE & TOUCHE LLP

Chicago, Illinois
May 11, 2015





Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940
We, as members of management of NT Equity Long/Short Strategies Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2014, and from June 30, 2014 (the date of last examination) through December 31, 2014.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2014, and from June 30,2014 (the date of last examination) through December 31, 2014, with respect to securities reflected in the investment accounts of the Fund.

NT Equity Long/Short Strategies Fund
By:
/s/ Robert DiCarlo
Robert DiCarlo
President, NT Equity Long/Short Strategies Fund


/s/ Randal Rein
Randal Rein
Treasurer, NT Equity Long/Short Strategies Fund